United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Bank of America Corporation

Name of persons relying on exemption: Harrington Investments Inc.

Address of persons relying on exemption: 1001 2nd St #325, Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Bank of America Investor:

I am writing to urge you to vote in favor of item number 7 on the Company’s proxy. The proposal asks the board of directors to pursue becoming a Public Benefit Corporation (PBC), as authorized under Delaware law.

In August 2019, our Company’s CEO signed a “Statement on the Purpose of a Corporation,” in part, committing our company to all stakeholders, supporting. . .” the communities in which we work . . . respect[ing] the people in our communities and protect[ing] the environment by embracing sustainability practices across our businesses.”

While endorsing such a statement voluntarily committing our Company to stakeholders is certainly lawful, it is disingenuous and incongruent with Delaware law and fiduciary duty pursuant to conventional Delaware corporate law, unless our Company converts to a PBC.

A conventional Delaware stock corporation’s fiduciary duties are primarily owed to stockholders if there is a conflict between the interests of stockholders and other constituencies, or stakeholders, while in a PBC, directors are required to consider the interests of constituencies other than shareholders in making business decisions and where the pecuniary interests of stockholders and one or more of the corporation’s other constituencies conflict, the directors have a fiduciary duty to balance competing interests. Therefore, transitioning to a PBC is consistent with the aforementioned commitment to obligate our company directors’ fiduciary duties to all stakeholders alike, not just shareholders.

1001 2ND STREET, SUITE 325 • NAPA, CALIFORNIA 94559 • 707-252-6166 • WWW.HARRINGTONINVESTMENTS.COM

Our Company is a social institution created by the state to carry out any lawful business purpose, including, primarily to enrich owners and managers in return for serving the public. Additionally, our Company’s leadership has committed the business enterprise to also serve stakeholders.

The Company’s opposition statement appearing in the proxy statement alongside my proposal asserts that reincorporation is unnecessary. Yet, I believe it is clear that maintaining the existing form of incorporation is actually inconsistent with the interest of the majority of the Company’s investors. The existing incorporation form encourages the Company to externalize costs and the resulting externalities act as a drag on the global economy. In other words, investors and civil society pays for our Company’s costly and often harmful externalities. Responsible and sustainable investors, as well as stakeholders, deserve better.

Becoming a public benefit corporation will better equip the Company to address the needs of the 21st century, including the interests of diversified investors. The attached discussion of the proposal is from the Shareholder Commons, an independent nonprofit that seeks to ensure that private capital is deployed in a manner that prioritizes vital environmental and social systems (emphasizing environmental, social, and governance [esg] balanced concerns) while preserving the critical pricing function of free markets.

Your vote in favor of this proposal will encourage our Company to exercise leadership and initiative by giving much more serious consideration to the public benefit corporation model, and to moving beyond the limitations imposed by the current corporate model of shareholder primacy.

Although the Company discusses its environmental, social and governance (ESG) measurement and disclosure efforts, the reality of its performance and practices under the existing incorporation domain amply demonstrates that the board and management as fiduciaries have been unable, within the confines of this model, to align with the interests of diversified investors.

For example, our bank’s “embrace of sustainability” stands in sharp contrast to the fact that our Company from 2016 through 2020 loaned over $156 billion in fossil fuel financing, helping to drive multigenerational climate change (BAC). This financial commitment to the fossil fuel industry is inconsistent with long-term sustainability, greatly increases reputational risk, and is also inconsistent with our Company’s “Statement on the Purpose of a Corporation.”

Our bank (BAC) also since 2000 paid major fines and penalties exceeding $82 billion, responsible for mortgage and toxic securities abuses, including banking and consumer protection violations and was one of several financial institutions responsible for almost bringing down the entire US economy in the 2008-09 great recession.

1001 2ND STREET, SUITE 325 • NAPA, CALIFORNIA 94559 • 707-252-6166 • WWW.HARRINGTONINVESTMENTS.COM

The Company’s existing voluntary codes, commitments and statements are simply not fit for the purpose of resisting the shortsighted pressures of market forces and clients which can be in conflict with the interests of society or the environment. Diversified investors suffer as a result.

Our current fiduciary standards codified in early law secularized theological traditions applied to commercial pursuits. I believe that the board and management as fiduciaries have both legal and moral obligations to make decisions in consideration of the impacts on society and the environment, but unfortunately the current governance model contains inadequate guardrails to enforce these obligations.

For instance, in my opinion, our bank’s current “Statement of the Purpose of the Corporation” confers a promise that cannot be delivered based upon our corporate governance documents, representing our directors’ fiduciary duties under current Delaware law, unless and until our company transitions to a PBC.

Your support of this proposal will encourage the board and management to embrace a specific public purpose for the Company to be embedded in its articles of incorporation, and which would go further toward advancing interests of diversified investors who must consider the systemic implications of portfolio holdings along with long and short-term returns.

I urge you to vote in favor of the proposal, item number 7 on the management’s proxy.

Sincerely,

John C. Harrington

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

 PROXY CARDS WILL NOT BE ACCEPTED BY THE FILER NOR THE SHAREHOLDER COMMONS. PLEASE DO NOT SEND YOUR PROXY.
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1001 2ND STREET, SUITE 325 • NAPA, CALIFORNIA 94559 • 707-252-6166 • WWW.HARRINGTONINVESTMENTS.COM

SHAREHOLDER REBUTTAL TO BANK OF AMERICA CORP.

The Shareholder Commons urges you to vote FOR Proposal 7 on the proxy, the shareholder proposal requesting the Board to convert Bank of America Corp. to a Public Benefit Corporation.

Summary

Proposal

The Proposal requests the board of directors to take steps necessary to convert Bank of America to a public benefit corporation (PBC). A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions as also advancing shareholders’ interest in receiving profits and financial gains from the corporation.

Management Misses the Point

As discussed in detail below, the purpose of the Proposal is to address a tension between the need for corporations to authentically account for all of their impacts and a perceived requirement that they privilege financial return to shareholders over any other stakeholder interest. The Proposal’s suggested resolution—conversion to a public benefit corporation—has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which Bank of America is incorporated. Chief Justice Strine has argued that the contradiction between conventional corporation law—which encourages company-first shareholder primacy—and calls for corporations to be accountable for all of the impact of their business operations could be resolved if companies converted to PBCs:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. Before the current moment, a movement centered on corporate purpose existed that went beyond rhetoric to develop a form of business entity — the benefit corporation — that puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.1

In its opposition statement, Bank of America demonstrates that it has not even considered the gap between what it can do to address stakeholder interests in its current, conventional corporate form and what it would be able to do as a PBC. Instead, the Company relies upon the mollifying but often false notion that its own financial returns are aligned with stakeholders’ interests. It proffers the tired “doing well by doing good” trope and fails to address the fact that in many cases, companies can “do better by doing bad”—by privatizing the benefits of their activities while socializing the costs.

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1 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

Why You Should Support this Resolution

Almost all of Bank of America’s shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. As a PBC, Bank of America will be able to account directly for the long-term risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This flexibility will allow Bank of America to protect you as a diversified shareholder by limiting activities that undermine the healthy systems necessary for a successful economy, even if such limits have not been justified based on its anticipated impact on the Company’s own long- or short-term rates of return. As a conventional corporation, directors may fear they will breach their fiduciary duties if they make decisions that might undercut the individual company’s financial returns for the sake of broader market or systemic concerns.

Why PBCs are better for Bank of America shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in financial returns from the company. As a leading Delaware law firm explained, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”2 This rule, called “shareholder primacy,” has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach fails to recognize that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend.

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies imposed impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.3 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate.

As a conventional corporation, Bank of America is bound to participate in this shell game, making profits that optimize its long-term profitability, even while engaging in activities that put the global economy at risk. To the extent that Bank of America creates economic costs that lower GDP, the value of shareholders’ portfolios is reduced. Thus, by requiring Bank of America to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders, the vast majority of whom are diversified.4 In other words, while Bank of America may increase its isolated return to shareholders by applying the company-first shareholder primacy model and neglecting the costs it externalizes, its diversified shareholders will ultimately pay these costs.

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2 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

3 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

4 Indeed, as of March 8, 2021, Bank of America’s top shareholders were themselves broadly diversified.

The PBC Form Creates Obligations that Protect Diversified Shareholders

In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”5 and to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits specified in the corporation’s certificate of incorporation.[6]

This new obligation would allow Bank of America to prioritize interests of stakeholders, who can be affected by externalized costs. It is this change in focus that permits a PBC to reduce its negative impacts on society and the environment, leading to healthier systems and better financial returns for diversified shareholders.

How the New Obligations Could Affect Bank of America

Example 1: Bank of America is the fourth largest7 source of fossil-fuel financing globally, having provided $198 billion in financing to fossil-fuel companies and projects since the Paris Agreement was signed. Significantly, its financing of fossil fuels has increased since 2018. The consequences of climate change are well established and include property destruction, forced migration, worsened global health and increased mortality, food system disruption, and more. These outcomes harm communities, customers, employees, suppliers, and shareholders, and degrade many of the social and environmental systems upon which thriving economies depend. According to The Economist Intelligence Unit’s Climate Change Resilience Index, climate change could directly cost the world economy $7.9 trillion and shave off 3% of global GDP by 2050.8 This drag on GDP directly reduces the return on a diversified portfolio over the long term.9

To date, while the Company has taken steps to reduce these costs, it has done so within the confines of company-first shareholder primacy. While Bank of America has recognized the need for its clients to reduce greenhouse gas emissions, set a goal to increase low-carbon financing, and committed to net-zero financed emissions by 2050, it couches all of these efforts within its Responsible Growth framework. According to management’s opposition statement, the tenets of Responsible Growth “require that we grow and win in the marketplace by remaining committed to our customer-focused strategy and managing risk well, in a way that is sustainable.”

As a PBC, Bank of America would have the option to take the steps that are necessary to address these economic harms (such as reducing its fossil-fuel loan portfolio), even if the steps would not optimize its long-term profits. Using its business judgment, Bank of America’s Board would have greater discretion to participate in authentic long-term solutions to constrain climate change and minimize the associated impacts to diversified shareholders.

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5 8 Del. C. §362.

6 8 Del. C. §365.

7 Banking on Climate Chaos: Fossil Fuel Finance Report 2021, Rainforest Action Network (March 2021), available at https://www.ran.org/bankingonclimatechaos2021/.

8 Global economy will be 3 percent smaller by 2050 due to lack of climate resilience, The Economist Intelligence Unit (November 20, 2019), available at https://www.eiu.com/n/global-economy-will-be-3-percent-smaller-by-2050-due-to-lack-of-climate-resilience/.

9 Richard Mattison et al., Universal Ownership: Why environmental externalities matter to institutional investors, Appendix IV (demonstrating linear relationship between GDP and a diversified portfolio) (2011), UNEP Finance Initiative and PRI, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

Example 2: Discriminatory and abusive practices persist in Bank of America’s workplaces. A recent analysis of employment discrimination and sexual harassment cases—primarily related to hiring, promotion, and pay—found the financial services industry essentially tied with the retail industry for the largest damages and settlement payout totals between 2000 and 2019, with Bank of America topping the list.10 Another recent report found that Bank of America’s Black and Latinx employees have a 23 percent and 16 percent chance, respectively, of being an executive compared to their White colleagues.11

This contributes to inequality, which can harm employees and their families and degrade social systems and communities. According to the Economic Policy Institute, income inequality is slowing U.S. economic growth by reducing demand by 2-4%. Similarly, the Federal Reserve Bank of San Francisco determined that gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019. Moreover, a recent report from Citigroup calculated that eliminating racial disparity would add $5 trillion to the U.S. economy over the next five years.12 The same study explains steps that corporations could take to reduce the gap. This drag on GDP directly reduces the return on a diversified portfolio over the long term.13

To date, while the Company has taken steps to reduce these impacts, it has done so within the confines of company-first shareholder primacy. For instance, while Bank of America has committed $1 billion to help advance racial equality and economic opportunity, its efforts are couched in its Responsible Growth program. In describing Responsible Growth in this proxy statement, Bank of America says, “we must grow, no excuses.” CEO Brian Moynihan is also quoted: “A concept we embrace—the ‘genius of the and’14—applies to how we are delivering for customers, for teammates, for shareholders, AND for our communities and the society in which we operate.” But this rosy outlook fails to tackle the fact that stakeholders’ interests do not always align with an interest in increasing company financial return—and that in the face of such conflicting interests, our board is obligated to privilege financial return.

A PBC can take steps to address these economic harms, even if the steps do not optimize its long-term profits. Using its business judgment, Bank of America’s Board could work toward meaningful, long-term solutions to noxious inequality, without being constrained by a narrow view of its shareholders’ interests.

As a PBC, Bank of America could take action that reduces externalities in order to improve local and global economies and returns to diversified shareholders even if the action reduced its long-term internal rate of return. Such actions might involve unilateral reduction of externalities, support for regulation and taxes that imposed limits on externalities, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a PBC, Bank of America would not be obligated to take these actions, but it would have the option to do so, expanding the range of choices available to the board and management to authentically protect the broad interests of its diversified shareholders and other stakeholders.

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10 Philip Mattera, Big Business Bias: Employment Discrimination and Sexual Harassment at Large Corporations, Good Jobs First (January 2020), available at https://www.goodjobsfirst.org/bias.

11 Nicholas Weiner and Hudson Muñoz, Advancing Racial Justice for Frontline Bank Workers, Committee for Better Banks (March 2021), available at https://www.bankaccountability.org/system/files/cbb_di_analysis_0.pdf.

12 Dana M. Peterson and Catherine L. Mann, Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S., Citi GPS (September 2020), available at http://citi.us/3olxWH0.

13 Ibid n. 9.

14 Bank of America explains that this is a concept developed by Jim Collins in his book Built to Last: Successful Habits of Visionary Companies.

Signing the BRT Statement alone does not address company-first shareholder primacy

Bank of America’s Commitment under the BRT Statement

In August 2019, the Company made a commitment to stakeholders by signing the Business Roundtable Statement on the Purpose of a Corporation (the BRT Statement).15 That commitment will remain an empty promise unless Bank of America becomes a PBC.

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were Bank of America able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, the legal rules that govern Bank of America have been authoritatively interpreted to require it to subordinate important stakeholders’ interests when they diverge from those of the shareholders.

As a conventional corporation, Bank of America cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave Bank of America vulnerable to the charge of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

Conversion to a PBC would allow Bank of America to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of the portfolios of its diversified shareholders. It will be able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be able to give full weight to stakeholder concerns, Bank of America will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.16

Reaction to the BRT Statement Confirms the Advisability of Converting to a PBC

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One skeptical commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”17 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.18

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15 https://system.businessroundtable.org/app/uploads/sites/5/2021/02/BRT-Statement-on-the-Purpose-of-a-Corporation-Feburary-2021-compressed.pdf

16 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

17 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

18 Jay Coan Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School article, noting that the incentives CEOs face had not changed, so neither would their behavior.19

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.20

But PBC conversion represents a real solution, as Justice Strine noted in the article quoted earlier in this document.

Bank of America’s opposition statement

The Company’s opposition statement to the Proposal contains a number of arguments that do not address the underlying question of whether converting to PBC status will benefit its shareholders. Each of these objections is easily refuted.

Bank of America’s claim that it already considers its stakeholders is misleading because it can only consider them as part of a company-first analysis.

The Company’s opposition statement to the Proposal mistakenly characterizes its Responsible Growth program as responsive to the stakeholder primacy model espoused in the BRT Statement.

Bank of America’s claim that there is no need to become a PBC because it already considers its stakeholders misses the critical difference between PBCs and conventional corporations. Any such consideration by a conventional corporation like Bank of America must be in service of financial return. In contrast, PBC directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves. Thus “consideration” of stakeholders as the Company now practices it and as it would be practiced by a PBC are completely different.

Indeed, Bank of America notes that it does “not need to undergo a change in corporate form to deliver Responsible Growth.” We concur, because Responsible Growth is fundamentally a company-first, shareholder primacy program, as explained above. However, Bank of America’s current corporate form necessarily precludes it from ever favoring non-shareholder stakeholders when the interests of the two conflict.

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19 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

20 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

Bank of America falsely claims that because PBC law is “new and largely untested,” and thus “inappropriate for a company of [its] size and complexity.”

The PBC statute is extremely clear in providing directors with wider discretion than conventional corporation directors have. The absence of case law is no reason for Bank of America to surrender the opportunity to take a leadership position. Moreover, the change to the statute can actually protect companies from litigation when they account for systemic costs, which may reduce the risk of certain litigation.

Bank of America’s claim that few other companies have converted to a PBC ignores a growing trend.

The opposition statement implies that becoming a PBC is uncharted territory. In fact, scholars have tracked hundreds of privately held companies that have raised billions of dollars as PBCs,21 and the form is becoming increasingly popular in the public markets.

For example, Amalgamated Financial (AMAL) is a publicly traded company that recently became a PBC after obtaining the vote of its shareholders. Novus Capital (NOVSU) was a publicly traded SPAC that converted to a PBC when it acquired an operating company, and now trades as AppHarvest (APPH). There have been four IPOs of PBCs: Laureate Education (LAUR), Vital Farms (VITL), Lemonade Insurance (LMND), and Sustainable Development Acquisition I (SDACU). Coursera is yet another PBC that recently registered with the SEC to go public. In early 2020, the shareholders of Avon Products, a conventional U.S.-based public corporation, received ADRs of Natura (NTCO), a Brazilian corporation with a fiduciary structure similar to a PBC. That transaction was approved by the Avon shareholders. In another example, Danone, the multinational food products corporation, which has ADRs that trade in the United States over the counter (DANOY), obtained the vote of its shareholders in April of 2020 to become the French equivalent of a PBC. Other significant PBCs include Allbirds, Guild Education, Danone North America, Beta Bionics, and Lung Biotechnology PBC.

It would be premature and overly prescriptive for the Proposal to specify a public benefit.

As explained above, each PBC must choose one or more specific public benefits it will balance in addition to shareholder and stakeholder interests generally. While the opposition statement complains that the Proposal does not identify such a benefit, the proposal allows the Company to determine the level of shareholder interest through the Proposal, and then, if it moves forward, the board and management can exercise business judgment to formulate any appropriate purpose. Once the Board has reached a decision, the amendment that actually effects the conversion will be presented to shareholders, and that amendment will include the specified benefit, giving shareholders an opportunity to vote on it.

There is no evidence that the expense or risk associated with the PBC form are any greater than for a conventional corporation.

While Bank of America asserts that the cost and risk associated with PBC conversion could be substantial, it provides no parameters for or substantiation of this statement. As noted above, there are hundreds of PBCs with investors to whom they are responsible, and there is no evidence that any of these companies have incurred any material additional expense or risk. Indeed, becoming a PBC is as likely to reduce expenses as increase them, because the board will have greater discretion in decision-making, likely leading to less litigation.

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21 Dorff, Michael B. and Hicks, James and Davidoff Solomon, Steven, The Future or Fancy? An Empirical Study of Public Benefit Corporations (February 4, 2020), Harvard Business Law Review, Forthcoming, European Corporate Governance Institute - Law Working Paper, 495/2020, Southwestern Law School Research Paper No. 2019/10, Available at SSRN: https://ssrn.com/abstract=3433772 or http://dx.doi.org/10.2139/ssrn.3433772.

Conclusion

Please vote FOR Proposal No. 7

By voting FOR Proposal No. 7, shareholders can urge Bank of America to become a PBC, as hundreds of companies have already done. Becoming a PBC will permit Bank of America to better serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

Simply signing the BRT Statement is not sufficient to create the type of corporation that can authentically serve the needs of all stakeholders and prevent the dangerous implications of company-first shareholder primacy.

The Shareholder Commons urges you to vote FOR Proposal #7 on the proxy, the Shareholder Proposal requesting the Board to covert Bank of America to a Public Benefit Corporation at the Bank of America Annual Meeting on April 20, 2021.

For questions regarding Bank of America, Proposal #7 – submitted by Harrington Investments, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

 PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER NOR THE SHAREHOLDER COMMONS. PLEASE DO NOT SEND YOUR PROXY.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.